SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JUNE 13,2003

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(61) 415-1140
 ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ir/

Media Relations
(61) 415-1378
 cesarb@brasiltelecom.com.br

BRASIL TELECOM S.A.
Public Company
CNPJ/MF Corporate Taxpayers' Registry No. 76.535.764/0001-43
NIRE National Corporate Registration No. 53 3 0000622 9

STOCK OPTIONS PROGRAM

The Board of Directors of Brasil Telecom S.A., at a meeting held on December 12, 2002, deliberated about the Stock Options program, as follows:

"2. The Board acknowledged the terms of the General Grant Plan for Call Options on Company Shares ("General Plan") approved at the Special Shareholders' Meeting on April 28, 2000 and in light of the terms of item 2.1 of the General Plan, approved unanimously, (i) the institution of the Management Committee of the aforementioned General Plan, electing as its members Mr. Ricardo Wiering de Barros, Mr. Eduardo Cintra Santos, Mr. Francisco Ribeiro Magalhães Filho and Mr. Carlos Geraldo Campos Magalhães, who shall carry out their duties in compliance with the terms and conditions of the General Plan. In addition, due to the election approved hereof, it was explained that the members of the Management Committee of the General Plan are forbidden from voting in relation to the programs granted in the scope of the aforementioned General Plan of which they participate as beneficiaries, as set forth in item 2.1 of the referent General Plan. Lastly, it was explained that the members of the Management Committee of the General Plan shall not receive any remuneration for their duties and may be withdrawn at any time by the Board of the Company; (ii) the definition of the following parameters, which must be complied with by the Managing Committee in the determination of the A and B programs for the year of 2002: (a) Beneficiaries: for Program A, which shall be linked to the valuation of the Company, evaluated with basis on the Internal Rate of Return -IRR, no more than 25 beneficiaries and, for Program B, which shall be linked to the performance of the Company share market prices and the accomplishment of the objectives previously established by the Management Committee, no more than 60 Beneficiaries, of which the Beneficiaries appointed in program A shall participate in Program B; (b) Frequency of the concession to the contemplated Beneficiaries: a maximum of every five years, in Program A, and, annually, in the case of program B; (c) Vesting: except in special cases that come to be established by the Management Committee; the Vesting in Program A shall be 100% at the end of the grace period to be established; and the Vesting in Program B shall be 1/3 (one third) starting from the 24th month following the grant date, 1/3 (one third) starting from the 36th month following the grant date and 1/3 (one third) starting from the 48th month following the grant date; (d) Volume of options: the volume of options in Program A shall be set in a contract according to the model of calculation linked to the Internal Rate of Return - IRR and, in the case of Program B, shall be carried with basis on the target value of the program and on the estimate of valuation of the shares calculated using the Black&Scholes model; (e) conditions for the exercise of options: in the case of Program A the exercise is conditioned to the accomplishment of the objectives of the Internal Rate of Return - IRR, as defined in the contract and, in the case of Program B, the exercise shall occur through the lapse of the vesting period and the Management Committee may, at its own discretion, define the objectives to be accomplished in Program B; (f) Other aspects: except for the references made in the aforementioned items, the Management Committee shall have full power to decide and define all the aspects related to Programs A and B, such as, exercise price, special conditions in the case of withdrawal of the Beneficiaries, approval, through a proposal to the board, concerning which members are entitled to effectively receive options, manage and interpret the plan and explain eventual doubts about its rules; review the regulation of the programs, suggest, and recommend eventual alterations to it; analyze and deliberate about exceptional cases; and establish recommendations for approval of the Board in relation to contingencies not covered by law."

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 13, 2003

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.